

13002304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2013

Commission File No. 000-54301

ODENZA CORP.

(Exact name of registrant as specified in its charter)

Nevada	**None**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

No. 45, 47 & 49, Jalan USJ 21/11,
47630 UEP Subang Jaya,
Selangor Darul Ehsan, Malaysia
(Address of principal executive offices, zip code)

(603)-8023 6868, (603)-8023 3993
(Registrant's telephone number, including area code)

126 Station Street
Newtown, NSW 2042, Australia
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to section 12(g) of the Act:
Common Stock, $.001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

The aggregate market value of the Registrant's Common Stock, computed by reference to the most recent sales price for the Common Stock on July 31, 2012 ($0.35) was $1,281,000.

At January 31, 2013, the end of the Registrant's most recently completed fiscal year, there were 3,660,000 shares of the Registrant's common stock, par value $0.001 per share, outstanding.



ODENZA CORP.
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of Odenza Corp., a Nevada corporation, contains "forward-looking statements," as defined in the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms and other comparable terminology. These forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ materially from the predictions discussed in these forward-looking statements. The economic environment within which we operate could materially affect our actual results. Additional factors that could materially affect these forward-looking statements and/or predictions include, among other things: the volatility of minerals prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company's need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration and development plans, other factors over which we have little or no control; and other factors discussed in the Company's filings with the Securities and Exchange Commission ("SEC").

Our management has included projections and estimates in this Form 10-K, which are based primarily on management's experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information filed by our competitors with the SEC or otherwise publicly available. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

All references in this Form 10-K to the "Company", "Odenza", "we", "us," or "our" are to Odenza Corp.

PART I

ITEM 1. BUSINESS

ORGANIZATION WITHIN THE LAST FIVE YEARS

On July 16, 2009, the Company was incorporated under the laws of the State of Nevada. We were engaged in the business of acquisition, exploration and development of natural resource properties.

William O'Neill served as our Director, President and Chief Executive Officer, Secretary and Treasurer, from July 16, 2009, until February 4, 2013.

On February 4, 2013, Mr. O'Neill resigned from all positions with the Company, including but not limited to, that of President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director. The resignation was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

On February 4, 2013, (i) Mr. Tan Sri Barry Goh Ming Choon was appointed the Company's President, Chief Executive Officer, Secretary and Chairman of the Board of Directors, (ii) Mr. C.K. Lee was appointed the Chief Financial Officer, Treasurer and a Director of the Company, (iii) and Messieurs Michael Teh Kok Lee, Dato' John Looi Teh Sung, Dato' Danny Goh Meng Keong, Law Boon Hee, Soo Kai Chee, and Gilbert Loke were appointed as Independent Directors of the Company.

We are authorized to issue 75,000,000 shares of common stock, par value $.001 per share. In November 2010, we issued 2,500,000 shares of common stock to our former officer and director. Mr. O'Neill purchase price was par value or a total of $2,500. The cash received was used as working capital.

DESCRIPTION OF BUSINESS

Our principal offices are located at No.45, 47 & 49, Jalan USJ 21/11, 47630 UEP Subang Jaya, Selangor Darul Ehsan, Malaysia.

We are an exploration stage company engaged in the business of acquiring mineral exploration rights throughout Asia, exploring for commercially producible quantities of minerals, and exploiting any mineral deposits we discover that demonstrate economic feasibility. Since we are an exploration stage company, there is no assurance that commercially exploitable reserves of valuable minerals exist on any property that we now own or may own in the future. We will need to do further exploration before a final evaluation of the economic and legal feasibility of our future exploration is determined.

We are presently seeking to acquire mineral exploration rights. Such rights will likely be in the form of an option on patented or unpatented mineral claims prospective for precious metals or ore minerals in Asia. Upon acquiring such mineral exploration rights, we will require financing to explore the underlying claims to determine if they contain commercially producible quantities of precious metals or ore minerals. We will be unable to estimate the cost of such exploration until we know the size and location of the property underlying our mineral rights. We expect that such exploration costs will typically consist of fees to be paid for consulting services connected with exploration, the cost of rock sampling (the collection of a series of small chips over a measured distance, which is then submitted for a chemical analysis, usually to determine the metallic content over the sampled interval, a pre-determined location(s) on the property), and cost of analyzing these samples. There is no assurance that we will be able to locate a suitable exploration property, or that if we do, it will contain commercially producible quantities of minerals.

If we discover significant quantities of precious metals or mineral ores on any property underlying our mineral rights, we will begin technical and economic feasibility studies to determine if we have reserves. We will not be able to estimate the cost of such feasibility studies until we know the size and location of the property. We will only consider developing a property if we have proven reserves of precious metals or mineral ores that can be profitably extracted.

Any work that would be conducted on a property would be conducted by unaffiliated independent contractors that we will hire. The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The professional engineers and geologists we engage will evaluate the information derived from the exploration and excavation, and will advise us on the economic feasibility of removing the mineralized material.

We intend to seek out prospective mineral exploration properties by retaining the services of professional mining geologists. As of the date of this Annual Report, we have not selected a geologist. We are initially focusing our exploration efforts in the Asia.

Any mineral property to be considered for acquisition will require due diligence by our management. Due diligence would likely include financial due diligence review and purchase investigation costs such as professional fees charged by consulting geologists, preparation of geological reports on properties, title searches and travel costs associated with on-site inspections. During this period, we would also need to maintain our periodic filings with the appropriate regulatory authorities and would incur legal and accounting costs. In the event that our available capital is insufficient to acquire an additional mineral property and sustain minimum operations, we would need to secure additional funding.

The focus of our exploration activities will be gold and other precious metals. While it is possible that a mineral property we acquire may host a commercially viable ore deposit suitable for production, we plan to option or sell any ore bodies that we may discover to a major mining company. Many major mining companies obtain their ore reserves through the purchase of ore bodies found by junior exploration companies. Although these major mining companies do some exploration work themselves, many of them rely on the junior resource exploration companies to provide them with future deposits for them to mine. We expect that optioning or selling a deposit found by us to these major mining companies will yield available capital to fund operations, while avoiding the substantial cost and investment horizon involved in mineral property development.

The success of our mineral exploration will depend upon finding commercially producible quantities of minerals, which are mineral deposits that have been identified through appropriate spaced drilling or underground sampling as having sufficient tonnage and average grade of metals to profitably remove them.

There can be no assurance that we will be able to acquire a mineral property that has commercially producible quantities of any mineral, or that we will discover them if they exist. If we are unable to find reserves of valuable minerals, or if we cannot remove the minerals because we either do not have the capital to do so, or because it is not economically feasible to do so, we may be forced to sell or abandon our mineral interests or to cease our exploration activities altogether.

We do not presently own or have any rights to a mineral property. We have no reserves of any type of mineral.

GEOLOGICAL AND TECHNICAL CONSULTANTS

Since our management is inexperienced with exploration, we intend to retain qualified persons on a contract basis as needed to assist us with our exploration activities, including the survey, exploration, and excavation of any mineral property we may acquire. We do not presently have any verbal or written agreement regarding the retention of any such persons, and we do not intend to retain anyone until we have completed this annual report.

COMPETITIVE CONDITIONS

The mineral exploration business is an extremely competitive industry. We are competing with many other exploration companies looking for minerals. We are a very early stage mineral exploration company and a very small participant in the mineral exploration business. Being a junior mineral exploration company, we compete with other companies like ours for financing and joint venture partners. Additionally, we compete for resources such as professional geologists, camp staff, helicopters and mineral exploration supplies.

REGULATIONS

Mining operations and exploration activities are subject to various national, state/provincial, and local laws and regulations in Asia, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We intend to secure all necessary permits for exploration and, if development is warranted on a property, we will file final plans of operation before we start any mining operations.

Our activities are also subject to various federal and state/provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. We intend to conduct business with a view to safeguarding public health and the environment and operating in compliance with applicable laws and regulations. We will generally be required to mitigate long-term environmental impacts by stabilizing, contouring, resloping and revegetating various portions of a site after mining operations are completed. These reclamation efforts will be conducted in accordance with detailed plans, which must be reviewed and approved by the appropriate regulatory agencies. Changes to current state/provincial or federal laws and regulations in Asia could in the future require additional capital expenditures and increased operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of our projects.

EMPLOYEES

We currently have no employees other than our directors. We intend to retain the services of geologists, prospectors and consultants on a contract basis to conduct the exploration programs on our mineral claims and to assist with regulatory compliance and preparation of financial statements.

[remainder of page intentionally left blank]

ITEM 1A. RISK FACTORS

As a "smaller reporting company," as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information called for by this Item.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our current business address is No. 45, 47 & 49, Jalan USJ 21/11, 47630 UEP Subang Jaya, Selangor Darul Ehsan, Malaysia. Our telephone number is (603)-8023 6868.

No rental expense was paid or payable for the office.

We believe that this space is adequate for our current needs.

ITEM 3. LEGAL PROCEEDINGS

We are not currently involved in any legal proceedings and we are not aware of any pending or potential legal actions.

ITEM 4. (REMOVED AND RESERVED).

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS MARKET INFORMATION

Since May 25, 2011, our shares of common stock have been quoted on the OTC Bulletin Board and the OTCQB, under the ticker symbol "ODZA". The following table shows the reported high and low closing bid prices per share for our common stock based on information provided by the OTCQB. The over-the-counter market quotations set forth for our common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	BID PRICE PER SHARE	
	HIGH	LOW
Three Months Ended April 30, 2012	$ 0.35	$ 0.35
Three Months Ended July 31, 2012	$ 0.35	$ 0.35
Three Months Ended October 31, 2012	$ 0.35	$ 0.35
Three Months Ended January 31, 2013	$ 0.35	$ 0.35

TRANSFER AGENT

Our transfer agent is Signature Stock Transfer of Plano, Texas. Signature Stock Transfer's address is 2220 Coit Road, Ste. 480, PMB 317, Plano, Texas 75075 and their telephone number is (972) 612-4120.

HOLDERS

As of April 26, 2013, the Company had 3,660,000 shares of our common stock issued and outstanding held by 65 holders of record.

DIVIDENDS

Historically, we have not paid any dividends to the holders of our common stock and we do not expect to pay any such dividends in the foreseeable future as we expect to retain our future earnings for use in the operation and expansion of our business.

RECENT SALES OF UNREGISTERED SECURITIES

None.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We have not established any compensation plans under which equity securities are authorized for issuance.

PURCHASES OF EQUITY SECURITIES BY THE REGISTRANT AND AFFILIATED PURCHASERS

We did not sell any of our shares of common stock or other securities during the year ended January 31, 2013.

ITEM 6. SELECTED FINANCIAL DATA

As a "smaller reporting company," as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information called for by this Item.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

We have generated no operating revenues since inception and have incurred $105,019 in operating expenses from inception through January 31, 2013. These expenses were comprised of $76,963 in professional fees, $23,466 in office and general costs and $4,590 in mining costs. We incurred net losses of $26,465 and $45,121 for the years ended January 31, 2013 and 2012, respectively. Our net loss since inception (July 16, 2009) through January 31, 2012 was $41,503. The following table provides selected financial data about our company for the years ended January 31, 2013 and 2012.

Balance Sheet Data	**January 31, 2013**	**January 31, 2012**
Cash and Cash Equivalents	$ -	$ 12,981
Total Assets	$ -	$ 12,981
Total Liabilities	$ 73,519	$ 60,035
Shareholders' Equity	$ (73,519)	$ (47,054)

GOING CONCERN

Odenza Corp. is an exploration stage company and currently has no operations. Our independent auditor has issued an audit opinion for Odenza Corp. which includes a statement raising substantial doubt as to our ability to continue as a going concern.

LIQUIDITY AND CAPITAL RESOURCES

Our cash balance at January 31, 2013 was $0 with $10,003 in outstanding liabilities. Total expenditures over the next 12 months are expected to be approximately $24,000. If we experience a shortage of funds prior to generating revenues from operations we may utilize funds from our directors, who have informally agreed to advance funds to allow us to pay for operating costs, however they have no formal commitment, arrangement or legal obligation to advance or loan funds to us. Management believes our current cash balance will not be sufficient to fund our operations for the next six months.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a "smaller reporting company," as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information called for by this Item.

ITEM 8. FINANCIAL STATEMENTS

ODENZA CORP.

(An Exploration Stage Company)

FINANCIAL STATEMENTS


weld 威
asia 亞

WELD ASIA ASSOCIATES (AF2026)
(a PCAOB Registered Firm)
13-8, The Boulevard Office, Mid Valley City,
Lingkaran Syed Putra, 59200 Kuala Lumpur, Malaysia
Tel: (603) 2284 5126 Fax: (603) 2284 7126

To the Board of Directors and Stockholders
Odenza Corp.
(An Exploration Stage Company)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Odenza Corp.
(An Exploration Stage Company)

We have audited the accompanying balance sheets of Odenza Corp. (An Exploration Stage "Company") as of January 31, 2013 and 2012 and the related statement of operations, changes in shareholders' equity and cash flows for the years then ended January 31, 2013 and 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odenza Corp. as of January 31, 2013 and 2012, and the result of its operations and its cash flows for the years then ended January 31, 2013 and 2012 in conformity with U.S. generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's losses from operations and no operation raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WELD ASIA ASSOCIATES

DATE: 26 APR 2013
Kuala Lumpur, Malaysia

ODENZA CORP.
(An Exploration Stage Company)

BALANCE SHEETS

	January 31, 2013 - $ -	January 31, 2012 - $ -
ASSETS		
Current assets		
Cash	-	12,981
Total assets	-	12,981
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	10,003	2,983
Other payables	63,516	-
Due to related party	-	57,052
Total liabilities	73,519	60,035
STOCKHOLDERS' EQUITY(DEFICIT)		
Common stock		
Authorized:		
75,000,000 common shares with a par value of $0.001		
Issued and outstanding:		
3,660,000 common shares	3,660	3,660
Additional paid in capital	27,840	27,840
Deficit accumulated during the exploration stage	(105,019)	(78,554)
Total stockholders' equity(deficit)	(73,519)	(47,054)
Total liabilities and stockholders' equity(deficit)	-	12,981

The accompanying notes are an integral part of these financial statements

ODENZA CORP.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS

	Year ending January 31, 2013 - $ -	Year ending January 31, 2012 - $ -	Period from July 16, 2009 (Inception) to January 31,2013 - $ -
Office and general expenses	13,365	5,366	23,466
Professional fees	13,100	39,755	76,963
Mining costs	-	-	4,590
Net loss	26,465	45,121	105,019
Basic and diluted net loss per share	(0.00)	(0.00)	
Weighted average number of shares outstanding	3,660,000	3,660,000	

The accompanying notes are an integral part of these financial statements

ODENZA CORP.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM July 16, 2009 (INCEPTION) TO JANUARY 31, 2013

	Common Stock		Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total
	Number	-$ -	-$ -	-$ -	-$ -
Balance, July 16, 2009 (Inception)	-	-	-	-	-
Common stock issued for cash at $0.001 per share	2,500,000	2,500	-	-	2,500
Common stock issued for cash at $0.025 per share – July 16, 2009 to January 31, 2010	1,160,000	1,160	27,840	-	29,000
Net loss	-	-	-	(8,058)	(8,058)
Balance, January 31, 2010	3,660,000	3,660	27,840	(8,058)	23,442
Net loss	-	-	-	(25,375)	(25,375)
Balance, January 31, 2011	3,660,000	3,660	27,840	(33,433)	(1,933)
Net loss	-	-	-	(45,121)	(45,121)
Balance, January 31, 2012	3,660,000	3,660	27,840	(78,554)	(47,054)
Net loss	-	-	-	(26,465)	(26,465)
Balance, January 31, 2013	3,660,000	3,660	27,840	(105,019)	(73,519)

The accompanying notes are an integral part of these financial statements

ODENZA CORP.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

	Year ending January 31, 2013 - $ -	Year ending January 31, 2012 - $ -	Period from July 16, 2009 (Inception) to January 31,2013 - $ -
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	(26,465)	(45,121)	(105,019)
Adjustments to reconcile net loss to net cash used in operating activities:			
Changes in:			
Accounts payable and accrued liabilities	7,020	2,983	10,003
Other payable	63,516	-	63,516
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	44,071	(42,138)	(31,500)
CASH FLOWS FROM FINANCING ACTIVITIES			
Due to related party	(57,052)	36,810	-
Proceeds from sale of common stock	-	-	31,500
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES	(57,052)	36,810	31,500
NET (DECREASE)/INCREASE IN CASH	(12,981)	(5,328)	-
CASH, BEGINNING OF PERIOD	12,981	18,309	-
CASH, END OF PERIOD	-	12,981	-
Supplemental cash flow information:			
Interest paid	-	-	-
Income taxes paid	-	-	-

The accompanying notes are an integral part of these financial statements

ODENZA CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

The Company was incorporated in the State of Nevada on July 16, 2009 and its year-end is January 31. The Company is an exploration stage company and is currently seeking new business opportunities.

Going concern

These financial statements have been prepared on a going concern basis. The Company has incurred losses since inception resulting in an accumulated deficit of $105,019 at January 31, 2013 and further losses are anticipated in the development of its business raising substantial doubt about the Company's ability to continue as a going concern. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through a private placement of its common stock or further director loans as needed. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

Use of estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are readily apparent from other sources. The actual results experienced by the Company may differ materially from the Company's estimates. To the extent there are material differences, future results may be affected. Estimates used in preparing these financial statements include the carrying value of the equipment, deferred income tax amounts, rates and timing of the reversal of income tax differences.

Mineral property costs

The Company has been in the exploration stage since its formation on July 16, 2009 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are charged to operations as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

Loss per common share

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of the Company. Because the Company does not have any potentially dilutive securities, diluted loss per share is equal to the basic loss per share.

Comprehensive Loss

For all periods presented, the Company has no items that represent a comprehensive loss and, therefore, has not included a statement of comprehensive loss in these financial statements.

Financial instruments

The fair value of the Company's financial instruments consisting of cash, accounts payable, and amounts due to related party approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company operates in Malaysia and therefore is exposed to foreign exchange risk. It is the management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Income taxes

Deferred income taxes are provided for tax effects of temporary differences between the tax basis of asset and liabilities and their reported amounts in the financial statements. The Company uses the liability method to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to being in effect when the taxes are paid. Valuation allowances are provided for a deferred tax asset when it is more likely than not that such asset will not be realized.

Management evaluates tax positions taken or expected to be taken in a tax return. The evaluation of a tax position includes a determination of whether a tax position should be recognized in the financial statements, and such a position should only be recognized if the Company determines that it is more likely than not that the tax position will be sustained upon examination by the tax authorities, based upon the technical merits of the position. For those tax positions that should be recognized, the measurement of a tax position is determined as being the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Stock-based compensation

The Company has not adopted a stock option plan and therefore has not granted any stock options. Accordingly, no stock-based compensation has been recorded to date.

Foreign Currency Translation

Foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Expenses are translated at average rates of exchange during the period. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in the results of operations.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. MINERAL PROPERTY

On September 25, 2009 the Company entered into an Option Agreement to acquire a 100% undivided legal, beneficial and register-able interest in Prospecting License P21/709 of approximately 140 hectares located in the Murchison Mineral field in Western Australia and known as the Island Project Lake Austin. The option period is for two years from effective date. The Company negotiated a one year extension of the option at no charge which was expired on September 25, 2012. The Company did not negotiate any extension of the option and consequently the option has expired and become ineffective.

ODENZA CORP.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

4. RELATED PARTY TRANSACTIONS

At January 31, 2013, the Company did not owe any amount to the president and the directors of the Company for funds advanced.

Related party transactions are measured at the exchange amount which is the amount agreed upon by the related parties.

5. INCOME TAXES

As of January 31, 2013, the Company has estimated tax loss carry forwards for tax purpose of approximately $105,019, which expire by 2031. These amounts may be applied against future taxable income. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization has not been determined to be more likely than not to occur.

The actual income tax provisions differ from the expected amounts calculated by applying the statutory income tax rate to the Company's loss before income taxes. The components of these differences are as follows:

	2013	2012
Loss before income tax	$ 26,465	$ 45,121
Statutory tax rate	34%	34%
Expected recovery of income taxes at standard rates	8,998	15,341
Change in valuation allowance	(8,998)	(15,341)
Income tax provision	$ -	$ -
Components of deferred tax asset:		
Non-capital tax loss carry forwards	$ 35,706	$ 26,708
Less: valuation allowance	(35,706)	(26,708)
Net deferred tax asset	$ -	$ -

The Company has not filed income tax returns since inception in the United States. Both taxing authorities prescribe penalties for failing to file certain tax returns and supplemental disclosure. Upon filing there could be penalties an interest assessed. Such penalties vary by jurisdiction and by assessing practices and authorities. As the Company has incurred losses since inception there would be no known or anticipated exposure to penalties for income tax liability. However, certain jurisdictions may assess penalties for failing to file returns and other disclosures and for failing to file other supplemental information associated with foreign ownership, debt and equity position. Inherent uncertainties arise over tax positions taken with respect to transfer pricing, related party transactions, tax credits, tax based incentives and stock based transactions. Management has considered the likelihood and significance of possible penalties associated with its current and intended filing positions and has determined, based on their assessment, that such penalties, if any, would not be expected to be material.

6. SUBSEQUENT EVENTS

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through the date of issuance of the audited financial statements. Subsequent to the fiscal year ended January 31, 2013, the Company's Board of Directors and shareholders changed on February 4, 2013.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and the principal financial officer, we are responsible for conducting an evaluation of the effectiveness of the design and operation of our internal controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this report. Disclosure controls and procedures means that the material information required to be included in our Securities and Exchange Commission ("SEC") reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective as of January 31, 2013.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

As of January 31, 2013, management assessed the effectiveness of our internal control over financial reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in the United States of America and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

- Provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statement.

In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework. Based on that evaluation, completed only by Mr. Tan Sri Barry Goh Ming Choon, our President, Chief Executive Officer, Treasurer and Director, who also serves as our principal financial officer and principal accounting officer, Mr. Tan Sri Barry Goh Ming Choon concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.

This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (i) lack of a functioning audit committee due to a lack of a majority of independent members and a lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (ii) inadequate segregation of duties consistent with control objectives; and (iii) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by our President, Chief Executive Officer, Secretary, Treasurer and Director, who also serves as our principal financial officer and principal accounting officer, in connection with the review of our financial statements as of January 31, 2013.

Management believes that the lack of a functioning audit committee and the lack of a majority of outside directors on our board of directors results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, which could result in a material misstatement in our financial statements in future periods.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

There were no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of the year ended January 31, 2013 that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our executive officer's and director's and their respective age's as of the date of this annual report on April 29, 2013 are as follows:

Name	Age	Positions and Offices
Mr. Tan Sri Barry Goh Ming Choon	49	President, Chief Executive Officer, Secretary and Director
Mr. C.K. Lee	40	Chief Financial Officer, Treasurer and Director
Mr. Michael Teh Kok Lee	30	Director
Mr. Dato' John Looi Teh Sung	48	Director
Mr. Dato' Danny Goh Meng Keong	45	Director
Mr. Law Boon Hee	45	Director
Mr. Soo Kai Chee	49	Director
Mr. Gilbert Loke	58	Director

The directors named above will serve until the next annual meeting of the stockholders or until their respective resignation or removal from office. Thereafter, directors are anticipated to be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.

Set forth below is a brief description of the background and business experience of our executive officers and directors for the past five years.

TAN SRI BARRY GOH MING CHOON , 49, is the President, Chief Executive Officer, Secretary and Chairman of the Board of Directors of the Company. Mr. Barry Goh is the founder of B&G Capital Resources Berhad ("BGCR") which he started in 1994. BGCR has served as the principal contractor to TNB, one of the largest government link companies in Malaysia. BGCR provides assistance as an independent contractor with power transmission, power distribution, architecture, and building construction. In 1999, Mr. Barry Goh expanded BGCR to include advisory services for design and manufacturing of building components, civil engineering, and infrastructure.

In 2005 Mr. Barry Goh expanded his business into property development into 22 developer companies under the brand "MCT 1999", which is recognized in both Malaysian and international markets. His current focus is on the domestic market. Mr. Barry Goh also established Kingsley International Education Group to provide a holistic education and 5-star school facilities at an affordable price.

Mr. Barry Goh is the President of the Alumni Association of Tunku Abdul Rahman College where he graduated in 1991.

C. K. LEE , 40, is the Chief Financial Officer, Tresurer and a Director of the Company. Mr. Lee started his professional career with Siva Tan & Co., a Chartered Accountant firm in Malaysia since 1995, and later joined K. Y. Ho & Co, Chartered Accountants in Malaysia, in 1997. In 2000, Mr. Lee founded Asia UBS Global Limited and spearheaded the accounting software business for UBS Software Malaysia in Hong Kong. In 2008, Mr. Lee obtained his Hong Kong residentialship under the Hong Kong Quality Migrant Program.

As a qualified member of the ACCA and Malaysia Institute of Accountants, Mr. Lee earned his professional qualification from the Hong Kong Institute of Certified Public Accountants and extended his professional services covering accounting, tax, and corporate structuring planning with special focus on cross-border client matters, in addition to his accounting software businesses. In 2006, Mr. Lee started Greenpro Resources Corporation, an advisory of which he is the Chief Executive Officer. In 2009, Mr. Lee established the Cross-Border Business Association (CBBA) – a Non-Government Organization established under Hong Kong Society Act - to provide information and professional advice in cross -border business for its investment members.

MICHAEL TEH KOK LEE, 30, is a Director of the Company. Mr. Kok Lee obtained his LLB with honors from the University of West England. Since graduating, Mr. Teh Kok Lee has served as the assistant to the Executive Chairman, as director of legal affairs, and as managing director of projects of B&G Capital Resources Bhd., a property developer in Asia formed by Mr. Barry Goh, the Company's Chairman.

DATO' JOHN LOOI TEH SUNG , 48, is a Director of the Company. Mr. Looi Teh Sung obtained his law degree in 1989 from the National University of Singapore. In 1990, he was admitted as an Advocate and Solicitor of the Supreme Court of Singapore where he began his legal practice with Chor Pee & Company. Mr. Looi Teh Sung has been in legal practice for more than 22 years and has extensive experience in civil litigation, corporate, conveyance law, banking, and multinational and publicly-listed companies.

In 1992, he was admitted as an Advocate and Solicitor of the High Court of Malaysia. In 1994, he helped to set up the legal firm of Chor Pee Anwarul & Company in Johor Bahru, Malaysia. He became a partner of the firm in 1995. In 2000, he left the firm to join Low & Lee, his present firm. He presently manages Low & Lee's two offices in Johor Bahru and Selangor.

DATO' DANNY GOH MENG KEONG , 45, is a Director of the Company. Mr. Goh Meng Keong graduated with a diploma in building technology from TAR College in Malaysia in 1992. After graduating, he worked with Hazama Corporation Berhad in Malaysia as a contract executive. Three years later, he ventured into civil construction as a design and build contractor, including providing architectural, structural, mechanical, and electrical services. In 2005 he formed the MCT Group of Companies, a property developer. He is a frequent speaker at property development seminars.

LAW BOON HEE , 45, is a Director of the Company. Mr. Law Boon Hee obtained his Bachelor of Electrical Engineering degree with Honors from the University Teknology Malaysia in 1992. After graduation, he started his career with OYL Industries Berhad in Malaysia where he started working in the special project division and eventually became the director of research and development of the company. He was also part of the team that started the ISO 9000 quality system to the certification and start-up ERP system (Enterprise Resourcing Planning).

In 2000 he joined a subsidiary of the B & G Group of Companies in Malaysia; BRAS Venture Berhad, as a Project Manager. He is now the Executive Director of the B & G Group of Companies. He oversees an engineering company and seven other developer companies.

SOO KAI CHEE , 49, is a Director of the Company. Mr. Soo Kai Chee graduated with a professional qualification from the Chartered Institute of Management Accountancy in 1988 and thereafter began his career with an auditing firm in Ipoh, Malaysia. In 2004, he joined the B&G Group of Companies as an Executive Director in charge of property development.

GILBERT LOKE , 58, is a Director of the Company. Mr. Loke trained and qualified with Hacker Young, Chartered Accountants, one of the large accounting firms based in London, England between 1980 and 1988. His extensive experience in auditing, accounting, taxation, SOX compliance and corporate listing has prompted him to specialize in corporate advisory services covering IPO and DPO listings, as well as risk management and internal controls serving those small to medium-sized enterprises. Since 2004 he has been a regular traveler between Hong Kong, China and Malaysia which has provided him with extensive exposure to Chinese businesses. Mr. Loke obtained his M.B.A. degree from Bulacan State University in the Philippines and earned his professional accountancy qualifications from the ACCA, AIA and HKICPA. He also earned other professional qualifications from the HKICS, ICSA as Chartered Secretary, FPAM - Malaysia as Certified Financial Planner and ATIHK as Tax Adviser in Hong Kong.

Mr. Loke previously acted as an Independent Non-Executive Director of ZMay Holdings Limited, a public company listed on the Hong Kong Stock Exchange, and as Chief Financial Officer for Asia Properties Inc. and Sino Bioenergy Inc., both companies listed on the OTC Markets in USA. Currently, Mr. Loke is also the Chief Financial Officer for Greenpro Resources Corporation, a company provides green technology solutions for its clients.

TERM OF OFFICE

All directors hold office until the next annual meeting of the stockholders of the Company and until their successors have been duly elected and qualified. The Company's Bylaws provide that the Board of Directors will consist of no less than three members. Officers are elected by and serve at the discretion of the Board of Directors.

On February 4, 2013, Mr. O'Neill resigned from his position with the Company as Director. The resignation was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

DIRECTOR INDEPENDENCE

Our board of directors is currently composed of eight members, six of them qualify as an independent director in accordance with the published listing requirements of the NASDAQ Global Market (the Company has no plans to list on the NASDAQ Global Market). The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, our board of directors has not made a subjective determination as to our director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, though such subjective determination is required by the NASDAQ rules. Had our board of directors made these determinations, our board of directors would have reviewed and discussed information provided by our director and us with regard to our director's business and personal activities and relationships as they may relate to us and our management.

CERTAIN LEGAL PROCEEDINGS

No director, nominee for director, or executive officer of the Company has appeared as a party in any legal proceeding material to an evaluation of his ability or integrity during the past five years.

SIGNIFICANT EMPLOYEES AND CONSULTANTS

Other than our officers and directors, we currently have no other significant employees.

AUDIT COMMITTEE AND CONFLICTS OF INTEREST

Since we do not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our directors. The Board of Directors has not established an audit committee and does not have an audit committee financial expert, nor has the Board of Directors established a nominating committee. The Board is of the opinion that such committees are not necessary since the Company is an early exploration stage company and has only two directors, and to date, such directors have been performing the functions of such committees. Thus, there is a potential conflict of interest in that our directors and officers have the authority to determine issues concerning management compensation, nominations, and audit issues that may affect management decisions.

There are no family relationships among our directors or officers. Other than as described above, we are not aware of any other conflicts of interest with any of our executive officers or directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Specific due dates for these reports have been established and the Company is required to report in this report any failure to file by these dates.

All of these filing requirements were satisfied by the Company's Officers, Directors, and ten-percent holders.

In making these statements, we have relied on the written representation of our Directors and Officers or copies of the reports that they have filed with the Commission.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 11. EXECUTIVE COMPENSATION

The following tables set forth certain information about compensation paid, earned or accrued for services by our Chief Executive Officer and all other executive officers (collectively, the "Named Executive Officers") in the fiscal years ended January 31, 2013 and 2012:

SUMMARY COMPENSATION TABLE

The table below summarizes all compensation awarded to, earned by, or paid to our former Officers for all services rendered in all capacities to us as of the year ended January 31, for the fiscal year ended as indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation($)	Nonqualified Deferred Compensation($)	All Other Compensation($)	Total ($)
William O'Neill (1)	2013	0	0	0	0	0	0	0	0
	2012	0	0	0	0	0	0	0	0

(1) President, Chief Executive Officer, Secretary, Treasurer and Director.

None of our directors have received monetary compensation since our inception to the date of this Annual Report on Form 10-K. We currently do not pay any compensation to our directors serving on our board of directors.

STOCK OPTION GRANTS

We have not granted any stock options to the executive officers since our inception. Upon the further development of our business, we will likely grant options to directors and officers consistent with industry standards for junior mineral exploration companies.

EMPLOYMENT AGREEMENTS

The Company is not a party to any employment agreement and has no compensation agreement with any of its officers and directors.

DIRECTOR COMPENSATION

The following table sets forth directors' compensation as of January 31, 2013 (2012: Nil):

Name	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation($)	Nonqualified Deferred Compensation($)	All Other Compensation($)	Total ($)
William O'Neill	0	0	0	0	0	0	0	0

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table lists, as of January 31, 2013, the number of shares of common stock of our Company that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 3,660,000 shares of our common stock issued and outstanding as of January 31, 2013. We do not have any outstanding warrant, options or other securities exercisable for or convertible into shares of our common stock.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Owned Beneficially	Percent of Class Owned
Common Stock:	Mr. Tan Sri Barry Goh Ming Choon, President, Chief Executive Officer, Secretary and Director No. 45, 47&49, Jalan USJ 21/11, UEP Subang Jaya, Selangor Darul Ehsan, Malaysia	2,527,230	69.05%
	Mr. C.K. Lee Chief Financial Officer, Treasurer and Director 9/F., Kam Chung Commercial Building, 19-21 Hennessy Road, Wanchai, Hong Kong	49,100	1.34%
	Mr. Dato' Danny Goh Meng Keong Director No. 45, 47&49, Jalan USJ 21/11, UEP Subang Jaya, Selangor Darul Ehsan, Malaysia	208,620	5.70%
	Mr. Dato' John Looi Teh Sung Director No. 45, 47&49, Jalan USJ 21/11, UEP Subang Jaya, Selangor Darul Ehsan, Malaysia	10,000	0.27%
	Mr. Gilbert Loke Director 9/F., Kam Chung Commercial Building, 19-21 Hennessy Road, Wanchai, Hong Kong	19,100	0.52%
	Mr. Soo Kai Chee Director No. 45, 47&49, Jalan USJ 21/11, UEP Subang Jaya, Selangor Darul Ehsan, Malaysia	64,400	1.76%
	Mr. Michael Teh Kok Lee Director No. 45, 47&49, Jalan USJ 21/11, UEP Subang Jaya, Selangor Darul Ehsan, Malaysia	343,160	9.38%
	Mr. Law Boon Hee Director No. 45, 47&49, Jalan USJ 21/11, UEP Subang Jaya, Selangor Darul Ehsan, Malaysia	65,000	1.78%
All executive officers and directors as a group (8 persons)		3,286,610	89.80%

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

For the year ended January 31, 2013 the total fees charged to the company for audit services, including quarterly reviews were $9,100 (2012: $9,750), for audit-related services were $0 (2012: $0) and for tax services and other services were $0 (2012: $0) and $0 (2012: $0), respectively.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) The following Exhibits, as required by Item 601 of Regulation SK, are attached or incorporated by reference, as stated below.

Number	Description
3.1	Articles of Incorporation*
3.2	Bylaws*
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS **	XBRL Instance Document
101.SCH **	XBRL Taxonomy Extension Schema Document
101.CAL **	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF **	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB **	XBRL Taxonomy Extension Label Linkbase Document
101.PRE **	XBRL Taxonomy Extension Presentation Linkbase Document

* Incorporated by reference to the Registrant's Form S-1 (File No. 333-166076), filed with the Commission on April 15, 2010.

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODENZA CORP.
(Name of Registrant)



Date: 26 APR 2013

By: ______________________________
Name: TAN SRI BARRY GOH MING CHOON
Title: Chief Executive Officer, President and Chairman

EXHIBIT INDEX

Number	Description
3.1	Articles of Incorporation*
3.2	Bylaws*
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS **	XBRL Instance Document
101.SCH **	XBRL Taxonomy Extension Schema Document
101.CAL **	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF **	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB **	XBRL Taxonomy Extension Label Linkbase Document
101.PRE **	XBRL Taxonomy Extension Presentation Linkbase Document

* Incorporated by reference to the Registrant's Form S-1 (file no. 333-166076), filed with the Commission on April 15, 2010.

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

EXHIBIT 3.1

ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

ARTICLES OF INCORPORATION
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of /s/ Ross Miller Ross Miller Secretary of State State of Nevada	Document Number 20090560157-45
	Filing Date and Time 07/16/2009 7:55 AM
	Entity Number E0392102009-8

1. **Name of Corporation:** ODENZA CORP.

2. **Resident Agent: Name and Street:**
Val-U-Corp Services Inc.
Name
1802 North Carson Street, Suite 108
Carson City, Nevada 89701

3. **Shares:**
Number of shares with par value: 75,000,000 Common
Par value: $0.001
Number of shares without par value: ______________

4. **Name & Addresses of Board of Directors/Trustees:**
Daniel A. Kramer
1802 North Carson Street, Suite 108
Carson City, Nevada 89701

5. **Purpose:** Any legal Purpose

6. **Names, Addresses and Signature of Incorporator:**
Daniel A. Kramer /s/ Daniel A. Kramer
Incorporator Signature

1802 North Carson Street, Suite 108
Carson City, Nevada 89701

7. **Certificate of Acceptance of Appointment of Registered Agent:**
I hereby accept appointment as Resident Agent for the above named Entity:

/s/ Daniel A. Kramer Date: July 15, 2009
Authorized Signature of Registered Agent
or On Behalf of Registered Agent Entity

Exhibit 3.2

BYLAWS
OF
ODENZA CORP.
(a Nevada corporation)

ARTICLE I

Meetings of Stockholders and Other Stockholder Matters

SECTION 1. Annual Meeting . An annual meeting of the stockholders of Odenza Corp. (hereinafter, the "Corporation") shall be held for the election of directors and for the transaction of such other proper business at such time, date and place, either within or without the State of Nevada, as shall be designated by resolution of the Board of Directors from time to time.

SECTION 2. Special Meetings . Special meetings of stockholders for any purpose or purposes may be called by the Board of Directors, or by a committee of the Board of Directors that has been designated by the Board of Directors and whose powers and authority, as expressly provided in a resolution of the Board of Directors, include the power to call such meetings, and shall be held at such time, date and place, either within or without the State of Nevada, as shall be designated by resolution of the Board of Directors or such committee. Special meetings of stockholders may not be called by any other person or persons.

SECTION 3. Notice of Meetings . Written notice of each meeting of the stockholders, which shall state the time, date and place of the meeting and in the case of a special meeting, the purpose or purposes for which it is called, shall, unless otherwise provided by applicable law, the Articles of Incorporation or these bylaws, be given not less than ten (10) nor more than sixty (60) days before the date of such meeting to each stockholder entitled to vote at such meeting, and, if mailed, it shall be deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Whenever notice is required to be given, a written waiver thereof signed by the person entitled thereto, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 4. Adjournments . Any meeting of the stockholders may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At any such adjourned meeting at which a quorum may be present, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 5. Quorum . Except as otherwise provided by Nevada law, the Articles of Incorporation or these bylaws, at any meeting of the stockholders the holders of a majority of the shares of stock, issued and outstanding and entitled to vote, shall be present in person or represented by proxy in order to constitute a quorum for the transaction of any business. In the absence of a quorum, the holders of a majority of the shares present in person or represented by proxy and entitled to vote may adjourn the meeting from time to time in the manner described in Section 4 of this Article I.

SECTION 6. Organization . At each meeting of the stockholders, the Chairman of the Board, or in his absence or inability to act, the President or, in his absence or inability to act, a Vice President or, in the absence or inability to act of such persons, any person designated by the Board of Directors, or in the absence of such designation, any person chosen by a majority of those stockholders present in person or represented by proxy, shall act as chairman of the meeting. The Secretary or, in his absence or inability to act, any person appointed by the chairman of the meeting shall act as secretary of the meeting and keep the minutes thereof.

SECTION 7. Notice of Business . At any annual meeting of the stockholders of the Corporation, only such business shall be conducted as shall have been brought before the meeting. To be properly brought before an annual meeting, such business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors; (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors; or (iii) otherwise properly brought before the meeting by any stockholder of the Corporation who is a stockholder of record at the time of giving of the notice provided for in this Section 7, who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 7. For business to be properly brought before an annual meeting of the stockholders by a stockholder, the stockholder shall have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received by the Secretary at the principal executive office of the Corporation not less than 60 days nor more than 90 days prior to the annual meeting; provided , however , that in the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder's notice to the Secretary of the Corporation shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and, in the event that such business includes a proposal to amend any document, including these bylaws, the language of the proposed amendment, (b) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (c) the class and number of shares of capital stock of the Corporation which are beneficially owned by such stockholder and (d) any material interest of such stockholder in such business. Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at any annual meeting of the stockholders except in accordance with the procedures set forth in this Section 7. The chairman of the annual meeting of the stockholders shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 7, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 7, a stockholder shall also comply with all applicable requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder with respect to matters set forth in this Section 7.

SECTION 8. Order of Business; Conduct of Meetings . The order of business at all meetings of the stockholders shall be as determined by the chairman of the meeting.

SECTION 9. Voting; Proxies . Unless otherwise provided by Nevada law or in the Articles of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock which has voting power upon the matter in question held by such stockholder either (i) on the date fixed pursuant to the provisions of Section 10 of Article I of these bylaws as the record date for the determination of the stockholders to be entitled to notice of or to vote at such meeting; or (ii) if no record date is fixed, then at the close of business on the day next preceding the day on which notice is given. Each stockholder entitled to vote at any meeting of the stockholders may authorize another person or persons to act for him by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated in the order of business for so delivering such proxies. At all meetings of the stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or the Articles of Incorporation, a majority of the votes cast at a meeting of the stockholders shall be necessary to authorize any corporate action to be taken by vote of the stockholders. Unless required by Nevada law, or determined by the chairman of the meeting to be advisable, the vote on any question other than the election of directors need not be by written ballot. On a vote by written ballot, each written ballot shall be signed by the stockholder voting, or by his proxy if there be such proxy, and shall state the number of shares voted.

SECTION 10. Fixing of Record Date for Stockholder Meetings . In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided , however , that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 11. Fixing a Record Date for Other Purposes . In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 12. List of Stockholders Entitled to Vote . The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

SECTION 13. Inspectors . The Board of Directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If the inspectors shall not be so appointed or if any of them shall fail to appear or act, the chairman of the meeting shall appoint inspectors. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors shall determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting or any stockholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders.

SECTION 14. Stock Ledger . The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 12 of this Article I, the books of the Corporation, or to vote in person or by proxy at any meeting of the stockholders.

ARTICLE II

Board of Directors

SECTION 1. General Powers . The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not, by Nevada law or the Articles of Incorporation, directed or required to be exercised or done by the stockholders.

SECTION 2. Number, Qualification . Except as otherwise fixed by or pursuant to provisions of the Articles of Incorporation relating to the rights of the holders of any class or series of stock having a preference over common stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed from time to time by affirmative vote of a majority of the directors then in office.

SECTION 3. Elections And Terms . The Board of Directors, other than those who may be elected by the holders of any classes or series of stock having a preference over the common stock as to dividends or upon liquidation, shall be elected for a term ending at the next following Annual Meeting of Stockholders and until their successors have been duly elected and qualified.

SECTION 4. Newly Created Directorships And Vacancies . Except as otherwise fixed by or pursuant to provisions of the Articles of Incorporation relating to the rights of the holders of any class or series of stock having a preference over common stock as to dividends or upon liquidation to elect additional directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Except as otherwise provided under Nevada law, newly created directorships and vacancies resulting from any cause may not be filled by any other person or persons. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any director then in office.

SECTION 5. Removal and Resignation . Except as otherwise fixed by or pursuant to provisions of the Articles of Incorporation relating to the rights of the holders of any class or series of stock having a preference over common stock as to dividends or upon liquidation to elect additional directors under specified circumstances, any director may be removed from office only for cause and only by the affirmative vote of the holders of two-thirds of the outstanding shares of stock entitled to vote generally in the election of directors. Any director may resign at any time upon written notice to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 6. Nomination of Directors . Only persons who are nominated in accordance with the following procedures shall be eligible for election by the stockholders as directors of the Corporation. Nominations of persons for election as directors of the Corporation may be made at an annual meeting of stockholders (i) by or at the direction of the Board of Directors; (ii) by any nominating committee or persons appointed by the Board of Directors; or (iii) by any stockholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 6. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive office of the Corporation not less than 60 days nor more than 90 days prior to the annual meeting; provided , however , that in the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder's notice to the Secretary of the Corporation shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as now or hereafter amended; and (b) as to the stockholder giving the notice, (i) the name and record address of such stockholder and (ii) the class and number of shares of capital stock of the Corporation which are beneficially owned by such stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation. No person shall be eligible for election by the stockholders as a director of the Corporation unless nominated in accordance with the procedures set forth herein. The chairman of the annual meeting of the stockholders shall, if the facts warrant, determine and declare to the meeting that nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

SECTION 7. Regular Meetings . Regular meetings of the Board of Directors may be held at such places within or without the State of Nevada and at such times as the Board of Directors may from time to time determine. Notice of regular meetings of the Board of Directors need not be given except as otherwise required by Nevada law or these bylaws.

SECTION 8. Special Meetings . Special meetings of the Board of Directors may be held at any time or place within or without the State of Nevada whenever called by the Chairman of the Board of Directors, the President or by a majority of the entire Board of Directors.

SECTION 9. Notice of Meetings . Notice of each special meeting of the Board of Directors (and of each regular meeting for which notice shall be required) shall be given by the Secretary as hereinafter provided in this Section 9, in which notice shall be stated the time and place of the meeting. Except as otherwise required by Nevada law or these bylaws, such notice need not state the purpose(s) of such meeting. Notice of each such meeting shall be mailed, postage prepaid, to each director, addressed to such director at such director's residence or usual place of business, by registered mail, return receipt requested delivered at least two (2) days before the day on which such meeting is to be held, or shall be sent addressed to such director at such place by electronic mail, telegraph, telex, cable or wireless, or be delivered to such director personally, by facsimile or by telephone, at least 24 hours before the time at which such meeting is to be held. A written waiver of notice, signed by the director entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him.

SECTION 10. Quorum and Manner of Acting . Except as hereinafter provided, a majority of the whole Board of Directors shall be present in person or by means of a conference telephone or similar communications equipment which allows all persons participating in the meeting to hear each other at the same time at any meeting of the Board of Directors in order to constitute a quorum for the transaction of business at such meeting; and, except as otherwise required by Nevada law, the Articles of Incorporation or these bylaws, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum at any meeting of the Board of Directors, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of the time and place of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless such time and place were announced at the meeting at which the adjournment was taken, to the other directors. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. The directors shall act only as a Board and the individual directors shall have no power as such.

SECTION 11. Action Without a Meeting . Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board of Directors.

SECTION 12. Telephonic Participation . Members of the Board of Directors may participate in a meeting of the Board by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation in such a meeting shall constitute presence in person at such meeting.

SECTION 13. Organization . At each meeting of the Board, the Chairman of the Board or, in his absence or inability to act, the Chief Executive Officer or, in his absence or inability to act, another director chosen by a majority of the directors present shall act as chairman of the meeting and preside thereat. The Secretary or, in his absence or inability to act, any person appointed by the chairman shall act as secretary of the meeting and keep the minutes thereof.

SECTION 14. Compensation . The Board of Directors shall have authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

ARTICLE III

Committees

SECTION 1. Committees . The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of two or more of the directors of the Corporation. The Board of Directors may fill vacancies in, change the membership of, or dissolve any such committee. The Board of Directors may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of such absent or disqualified member. Any such committee, to the extent provided by Nevada law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep written minutes of its proceedings and shall report such minutes to the Board of Directors when required. All such proceedings shall be subject to revision or alteration by the Board of Directors; provided , however , _ that third parties shall not be prejudiced by such revision or alteration.

SECTION 2. Committee Rules . Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

SECTION 3. Standing Committees . Notwithstanding anything contained in this Article III to the contrary, the Board of Directors shall maintain two (2) standing committees consisting of (i) a Corporate Governance Committee; and (2) an Audit Committee. The Corporate Governance Committee shall consist of at least three (3) members of the Board of Directors who are "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and who are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Corporate Governance Committee shall have the power and authority to recommend general compensation polices to the full Board of Directors, oversee the Corporation's compensation plans, establish the compensation levels for the Corporation's Chief Executive Officer and other Executive Officers and advise the full Board of Directors on general compensation policies for the Company's Executive Officers. The Audit Committee shall consist of at least three (3) members of the Board of Directors, none of which shall also serve as an Executive Officer of the Corporation. The Audit Committee shall have the power and authority to review and report to the full Board of Directors with respect to the selection, retention, termination and terms of engagement of the Corporation's independent public accountants and maintain communications among the Board of Directors, the independent public accountants and the Corporation's internal accounting staff with respect to accounting and audit procedures. The Audit Committee shall also have the power and authority to review the Corporation's processes, internal accounting and control procedures and policies and related matters with the Corporation's management.

ARTICLE IV

Officers

SECTION 1. Number . The officers of the Corporation shall be elected by the Board of Directors and shall consist of a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer, and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person. In its discretion, the Board of Directors may choose not to fill any office for any period that it may deem advisable unless otherwise required by Nevada law.

SECTION 2. Election and Term of Office . The officers of the Corporation shall be elected annually by the Board of Directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as conveniently may be. The Chief Executive Officer shall appoint persons to other officers as he or she deems desirable and such appointments, if any, shall serve at the pleasure of the Board of Directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

SECTION 3. Resignations . Any officer may resign at any time upon written notice to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4. Removal . Any officer or agent of the Corporation may be removed, either with or without cause, at any time, by the Board of Directors at any meeting of the Board of Directors or, except in the case of an officer or agent elected or appointed by the Board of Directors, by the Chief Executive Officer, but any such removal shall be without prejudice to the contract rights, if any, of the person so removed.

SECTION 5. Vacancies . Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise, may be filled for the unexpired portion of the term of the office which shall be vacant by the Board of Directors at any special or regular meeting.

SECTION 6. Powers and Duties of Executive Officers . The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed in a resolution by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

SECTION 7. The Chairman of the Board . The Chairman of the Board shall be an officer of the Corporation for the purpose of executing agreements and other instruments on behalf of the Corporation but shall not be an employee of the Corporation. He shall, if present, preside at each meeting of the stockholders and of the Board of Directors and shall be an ex-officio member of all committees of the Board of Directors. Such person shall perform all duties incident to the office of Chairman of the Board and such other duties as may from time to time be assigned to such person by the Board of Directors.

SECTION 8. The Chief Executive Officer . The Chief Executive Officer shall have the general and active supervision and direction over the business operations and affairs of the Corporation and over the other officers, agents and employees and shall see that their duties are properly performed. At the request of the Chairman of the Board, or in the case of his absence or inability to act, the Chief Executive Officer shall perform the duties of the Chairman of the Board and when so acting shall have all the powers of, and be subject to all the restrictions upon the Chairman of the Board. Such person shall perform all duties incident to the office of Chief Executive Officer and such other duties as may from time to time be assigned to such person by the Board of Directors.

SECTION 9. The President . The President shall be the Chief Operating Officer of the Corporation and shall have general and active supervision and direction over the business operations and affairs of the Corporation and over its several officers, agents and employees, subject, however, to the direction of the Chief Executive Officer and the control of the Board of Directors. In general, the President shall have such other powers and shall perform such other duties as usually pertain to the office of President or as from time to time may be assigned to him by the Board of Directors or the Chief Executive Officer.

SECTION 10. Vice Presidents . Each Vice President shall have such powers and perform such duties as from time to time may be assigned to him by the Board of Directors or the Chief Executive Officer.

SECTION 11. The Treasurer . The Treasurer shall (a) have charge and custody of, and be responsible for, all the funds and securities of the Corporation; (b) keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; (c) cause all monies and other valuables to be deposited to the credit of the Corporation in such depositories as may be designated by the Board; (d) receive, and give receipts for, monies due and payable to the Corporation from any source whatsoever; (e) disburse the funds of the Corporation and supervise the investment of its funds as ordered or authorized by the Board, taking proper vouchers therefor; and (f) in general, have all the powers and perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board of Directors or the Chief Executive Officer.

SECTION 12. The Secretary . The Secretary shall (a) record the proceedings of the meetings of the stockholders and directors in a minute book to be kept for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws and as required by law; (c) be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; (d) see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and (e) in general, have all the powers and perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board of Directors or the Chief Executive Officer.

SECTION 13. Officers' Bonds or Other Security . The Board of Directors may secure the fidelity of any or all of its officers or agents by bond or otherwise, in such amount and with such surety or sureties as the Board of Directors may require.

SECTION 14. Compensation . The compensation of the officers of the Corporation for their services as such officers shall be fixed from time to time by the Board of Directors; provided , however , that the Board of Directors may delegate to the Chief Executive Officer or the President the power to fix the compensation of officers and agents appointed by the Chairman of the Board or the President, as the case may be. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that such person is also a director of the Corporation.

ARTICLE V

Shares of Stock

SECTION 1. Stock Certificates . Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may nevertheless be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

SECTION 2. Books of Account and Record of Stockholders . The books and records of the Corporation may be kept at such places, within or without the State of Nevada, as the Board of Directors may from time to time determine. The stock record books and the blank stock certificate books shall be kept by the Secretary or by any other officer or agent designated by the Board of Directors.

SECTION 3. Transfer of Shares . Transfers of shares of stock of the Corporation shall be made on the stock records of the Corporation only upon authorization by the registered holder thereof, or by his attorney hereunto authorized by power of attorney duly executed and filed with the Secretary or with a transfer agent or transfer clerk, and on surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of all taxes thereon. Except as otherwise provided by Nevada law, the Corporation shall be entitled to recognize the exclusive right of a person in whose name any share or shares stand on the record of stockholders as the owner of such share or shares for all purposes, including, without limitation, the rights to receive dividends or other distributions, and to vote as such owner, and the Corporation may hold any such stockholder of record liable for calls and assessments and the Corporation shall not be bound to recognize any equitable or legal claim to or interest in any such share or shares on the part of any other person whether or not it shall have express or other notice thereof. Whenever any transfers of shares shall be made for collateral security and not absolutely, and both the transferor and transferee request the Corporation to do so, such fact shall be stated in the entry of the transfer.

SECTION 4. Regulations . The Board of Directors may make such additional rules and regulations, not inconsistent with these bylaws, as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer agents or one or more transfer clerks and one or more registrars and may require all certificates for shares of stock to bear the signature or signatures of any of them.

SECTION 5. Lost, Stolen or Destroyed Stock Certificates . The holder of any certificate representing shares of stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of such certificate, and the Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient, as the Board in its absolute discretion shall determine, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate. Anything herein to the contrary notwithstanding, the Board of Directors, in its absolute discretion, may refuse to issue any such new certificate, except pursuant to judicial proceedings under the laws of the State of Nevada.

ARTICLE VI

Contracts, Checks, Drafts, Bank Accounts, Etc.

SECTION 1. Execution of Contracts . Except as otherwise required by statute, the Articles of Incorporation or these bylaws, any contract or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers (including any assistant officer) of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board of Directors may determine. Unless authorized by the Board of Directors or expressly permitted by these bylaws, no officer or agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it pecuniary liable for any purpose or to any amount.

SECTION 2. Loans . Unless the Board of Directors shall otherwise determine, the President or any Vice-President may effect loans and advances at any time for the Corporation from any bank, trust company or other institution, or from any firm, corporation or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other certificates or evidences of indebtedness of the Corporation, but no officer or officers shall mortgage, pledge, hypothecate or transfer any securities or other property of the Corporation other than in connection with the purchase of chattels for use in the Corporation's operations, except when authorized by the Board of Directors.

SECTION 3. Checks, Drafts, Bank Accounts, etc . All checks, drafts, bills of exchange or other orders for the payment of money out of the funds of the Corporation, and all notes or other evidence of indebtedness of the Corporation, shall be signed in the name and on behalf of the Corporation by such persons and in such manner as shall from time to time be authorized by the Board of Directors.

SECTION 4. Deposits . All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board of Directors may from time to time designate or as may be designated by any officer or officers of the Corporation to whom such power of designation may from time to time be delegated by the Board of Directors. For the purpose of deposit and for the purpose of collection for the account of the Corporation, checks, drafts and other orders for the payment of money which are payable to the order of the Corporation may be endorsed, assigned and delivered by any officer or agent of the Corporation.

SECTION 5. General and Special Bank Accounts . The Board of Directors may from time to time authorize the opening and keeping of general and special bank accounts with such banks, trust companies or other depositaries as the Board of Directors may designate or as may be designated by any officer or officers of the Corporation to whom such power of designation may from time to time be delegated by the Board of Directors. The Board of Directors may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these bylaws, as it may deem expedient.

ARTICLE VII

Indemnification

SECTION 1. Right To Indemnification . The Corporation shall indemnify and hold harmless to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or by or in the right of the Corporation to procure a judgment in its favor (a "Proceeding"), by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity, including serving with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; provided , however , with respect to a Proceeding involving the right of the Corporation to procure judgment in its favor, such indemnification shall only cover expenses (including attorney fees) and shall only be made if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Corporation and shall not be made with respect to any Proceeding as to which such person has been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Nevada or the court in which such Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Nevada or such other court shall deem proper. The Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

SECTION 2. Prepayment of Expenses . Expenses incurred in defending any Proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it should be ultimately determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VII or otherwise.

SECTION 3. Claims . If a claim for indemnification or payment of expenses under this Article VII is not paid in full within 60 days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable Nevada law.

SECTION 4. Non-Exclusivity of Rights . The indemnification provided by this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these bylaws or any agreement or vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 5. Other Indemnification . The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

SECTION 6. Insurance . The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of Nevada law, the Articles of Incorporation or of this Article VII.

SECTION 7. Amendment or Repeal . Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection hereunder of any person respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VIII

General Provisions

SECTION 1. Registered Office . The registered office and registered agent of the Corporation will be as specified in the Articles of Incorporation of the Corporation.

SECTION 2. Other Offices . The Corporation may also have such offices, both within or without the State of Nevada, as the Board of Directors may from time to time determine or the business of the Corporation may require.

SECTION 3. Fiscal Year . The fiscal year of the Corporation shall be so determined by the Board of Directors.

SECTION 4. Seal . The seal of the Corporation shall be circular in form, shall bear the name of the Corporation and shall include the words and numbers "Corporate Seal", "Nevada" and the year of incorporation.

SECTION 5. Voting Securities Owned By Corporation . Voting securities in any other corporation held by the Corporation shall be voted by the Chief Executive Officer, unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

SECTION 6. Inspection of Books and Records . Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean any purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in the State of Nevada or at its principal place of business.

SECTION 7. Section Headings . Section headings in these bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

SECTION 8. Inconsistent Provisions . In the event that any provision of these bylaws is or becomes inconsistent with any provision of the Articles of Incorporation, the general corporation law of the State of Nevada or any other applicable law, the provision of these bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE IX

Amendments

These bylaws, may be adopted, amended or repealed, and new bylaws made, by the Board of Directors of the Corporation, but the stockholders of the Corporation may make additional bylaws and may alter and repeal any bylaws, whether adopted by them or otherwise, by affirmative vote of the holders of two-thirds of the outstanding shares of stock entitled to vote upon the election of directors.

I, the undersigned, being the Secretary of Odenza Corp., DO HEREBY CERTIFY the foregoing to be the bylaws of the Corporation, as adopted by consent to action by Directors in lieu of a special meeting of the Corporation, dated September 10, 2009.

____

William J. O'Neill, Secretary

Exhibit 31.1

SECTION 302 CERTIFICATION
OF PRINCIPAL EXECUTIVE OFFICER OF ODENZA CORP.

I, Tan Sri Barry Goh Ming Choon, certify that:

1. I have reviewed this report on Form 10-K of Odenza Corp.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Date: 26 APR 2013

TAN SRI BARRY GOH MING CHOON
Chief Executive Officer, Principal Executive Officer,
President and Chairman

Exhibit 31.2

SECTION 302 CERTIFICATION
OF PRINCIPAL FINANCIAL OFFICER OF ODENZA CORP.

I, C.K. Lee, certify that:

1. I have reviewed this report on Form 10-K of Odenza Corp.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Date: 26 APR 2013

C.K. LEE
Chief Financial Officer, Principal Accounting Officer
and Treasurer

Exhibit 32.1

SECTION 906 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER OF ODENZA CORP.

In connection with the accompanying Annual Report on Form 10-K of Odenza Corp. for the year ended January 31, 2013, the undersigned, Tan Sri Barry Goh Ming Choon, President and Chief Executive Officer of Odenza Corp., does hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Annual Report on Form 10-K for the year ended January 31, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in such Annual Report on Form 10-K for the year ended January 31, 2013 fairly presents, in all material respects, the financial condition and results of operations of Odenza Corp.



Date: 26 APR 2013

TAN SRI BARRY GOH MING CHOON
Chief Executive Officer, Principal Executive Officer,
President and Chairman

Exhibit 32.1

**SECTION 906 CERTIFICATION OF
PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
OF ODENZA CORP.**

In connection with the accompanying Annual Report on Form 10-K of Odenza Corp. for the year ended January 31, 2013, the undersigned, C.K. Lee, Chief Financial Officer and Treasurer of Odenza Corp., does hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Annual Report on Form 10-K for the year ended January 31, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in such Annual Report on Form 10-K for the year ended January 31, 2013 fairly presents, in all material respects, the financial condition and results of operations of Odenza Corp.



Date: 26 APR 2013

C.K. LEE
Chief Financial Officer, Chief Accounting Officer and Treasurer